Exhibit 12



                       Ford Motor Company and Subsidiaries


CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
----------------------------------------------------------------------------------------
                                  (in millions)


                                                                    First
                                                                   Quarter               For the Years Ended December 31
                                                                             -------------------------------------------------------
                                                                     2002       2001       2000        1999       1998      1997
                                                                  ---------- --------- ---------- ----------- ----------- ----------
Earnings
  Income before income taxes                                       $  (46)   $(7,548)   $ 8,234     $ 9,854    $24,280     $10,124
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                                      66        857         99         (12)        87         141
  Adjusted fixed charges a/                                         2,515     11,257     11,300       9,381      9,161      10,896
                         -                                         ------    -------    -------     -------    -------     -------
    Earnings                                                       $2,535    $ 4,530    $19,633     $19,223    $33,528     $21,161
                                                                   ======    =======    =======     =======    =======     =======

Combined Fixed Charges and
 Preferred Stock Dividends
  Interest expense b/                                              $2,365    $10,894    $10,937     $ 9,065    $ 8,881     $10,559
                   -
  Interest portion of rental expense c/                                80        317        302         258        228         297
                                     -
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts                              68         55         55          55         55          55
                                                                   ------    -------    -------     -------    -------     -------
    Fixed charges                                                   2,513     11,266     11,294       9,378      9,164      10,911
Ford preferred stock dividend requirements d/                           6         22         22          22        121          85
                                           -                       ------    -------    -------     -------    -------     -------
  Total combined fixed charges
   and preferred stock dividends                                   $2,519    $11,288    $11,316     $ 9,400    $ 9,285     $10,996
                                                                   ======    =======    =======     =======    =======     =======
Ratios
  Ratio of earnings to fixed charges                                  1.0       f/          1.7         2.0       3.7e/        1.9
                                                                                                                     -

  Ratio of earnings to combined fixed
   charges and preferred stock dividends                              1.0       f/          1.7         2.0       3.6e/        1.9
                                                                                                                     -


- - - - -
a/  Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/  Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/  One-third of all rental expense is deemed to be interest.
d/  Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.
e/  Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 1.9.
f/  Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges.  The coverage deficiency was $6.7 billion for ratio of earnings to fixed charges and $6.8 billion for ratio of earnings to combined fixed charges and preferred stock dividends.

